VIA EDGAR

Adé K. Heyliger
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:          Tribune Company
                Schedule TO-I
                Filed April 25, 2007
                Amendment Nos. 1, 2, 3, 4 and 5 to Schedule TO-I
                Filed April 26, April 27, May 1, May 4 and May 11, 2007, respectively
                005-34531

Dear Mr. Heyliger:

This letter is sent on behalf of our client, Tribune Company (“Tribune” or the “Company”), in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of May 11, 2007 (the “Comment Letter”) in respect of the above-referenced filings.

For your convenience, we have included your comments below in bold with our corresponding responses following each bold comment.  Any capitalized terms used in this letter but not defined have the meanings given to such terms in the Company’s Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO, as amended.

General

1.                                      We note your disclosure on page 3 of the Offer to Purchase that the Tender Offer is the first step in a going private transaction.  As such, a Schedule 13E-3 must also be separately filed via EDGAR.  Please refer to General Instruction D.3 to Schedule 13E-3 and note that all affiliates engaged in the transaction for purposes of Rule 13e-3 should be named as filing persons on the Schedule 13E-3.

The Company respectfully refers the Staff to General Instruction J to Schedule TO, which states that “[i]f the tender offer disclosed on this statement involves a going-private transaction, a combined Schedule TO (§240.14d-100) and Schedule 13E-3 (§240.13e-100) may be filed with the Commission under cover of Schedule TO.”  In satisfaction of this requirement, the Company is filing a combined Schedule TO and Schedule 13E-3 (the “Combined Schedule TO/Schedule 13E-3”) under cover of both Schedule TO and Schedule 13E-3 via EDGAR.

The Company respectfully advises the Staff that the ESOP was named as a filing person in Item 13, Schedule 13E-3, Item 3 of the original Schedule TO.  In response to the Staff’s comment, we have revised Item 13, Schedule 13E-3, Item 3 of the Combined Schedule TO/Schedule 13E-3 to include Merger Sub as a filing person.

The Company respectfully advises the Staff that the Trustee is not a filing person because it is not an “affiliate” of the Company within the scope of Rule 13e-3(a)(1).  As discussed on the cover page to the Offer to Purchase, the Trustee is involved in the Merger and the other Leveraged ESOP Transactions not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the ESOP.  Therefore, the Trustee is not engaged in the transaction.

The Company respectfully advises the Staff that, although Samuel Zell, the Zell Entity and Sam Investment Trust do not agree with the Staff’s view that such persons should be named as filing persons on the Schedule 13E-3, in response to the Staff’s comment, we have revised Item 13, Schedule 13E-3, Item 3 of the Combined Schedule TO/Schedule 13E-3 to include Mr. Zell, the Zell Entity and Sam Investment Trust as filing persons.

2.                                      Referring to the prior comment, tell us what consideration was given as to whether Zell, the Zell Entity, the ESOP and the Trustee should be named as filing persons on the Schedule 13E-3.  For guidance, we refer you to Section II.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov.

Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.  Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for each filing person added in response to this comment.  For example, include a statement as to whether each filing person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching such a conclusion.

The Company respectfully refers the Staff to the Company’s response to comment 1.  In response to the Staff’s comments, we have revised the disclosure in Item 13, Schedule 13E-3, Items 3, 6, 7, 8 and 9 of the Combined Schedule TO/Schedule 13E-3.

3.                                      In addition, tell us what consideration was given as to whether any of the entities named in the previous comment should be identified as an offeror in the Tender Offer.  For guidance, we refer you to Section II.D.2 of the Current Issues Outline dated November 14, 2000.

The Company respectfully advises the Staff that, after consideration of whether any of the entities named above should be identified as an offeror in the Tender Offer, including after consideration of Section II.D.2 of the Current Issues Outline dated November 14, 2000, each of the Company, the Trustee, the ESOP, Merger Sub, the Zell Entity and Zell believes that none of the entities named above should be identified as an offeror in the Tender Offer.

As representatives of Wachtell, Lipton, Rosen & Katz and Jenner & Block LLP discussed with the Staff on May 16, 2007, each of the Company, the Trustee, the ESOP, Merger Sub, the Zell Entity and Zell believes that none of the entities named above is a person “on whose behalf” the Tender Offer is made.  Although, as discussed on page 61 of the Offer to Purchase, the Company agreed in the Merger Agreement to commence this Tender Offer, the purpose of the Tender Offer is to provide immediate cash liquidity in an amount comparable to what was contemplated under the proposed recapitalization plan.  In particular, the proposed recapitalization plan, which was the principal alternative to the Leveraged ESOP Transactions considered by the Company, its board and the special committee, involved the payment of a $17.50 dividend to the Company’s stockholders, and the Tender Offer was proposed by the Company to replicate such a partial liquidity event as part of the Leveraged ESOP Transactions.

In addition, as discussed with the Staff, the Company is funding the Tender Offer through a refinancing of its own credit facility; the Tender Offer and the Merger are not dependent on each other (i.e., if the Tender Offer is successfully completed the Merger may still not close as a result of the failure of one or more of its closing conditions, and if the Tender Offer is not successfully completed the Merger Agreement will still remain in full force and effect); none of the Trustee, the ESOP, Merger Sub, the Zell Entity or Zell

will acquire beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934 of any shares that are purchased in the Tender Offer; none of the Trustee, the ESOP, Merger Sub, the Zell Entity or Zell formed a nominal bidder for purposes of the Tender Offer (the bidder has been an active operating company for many years and is the only party contractually bound to make the Tender Offer); and none of the Trustee, the ESOP, Merger Sub, the Zell Entity or Zell can change the terms of the Tender Offer (although the Company may not amend certain terms or waive certain conditions without the Zell Entity’s consent).

Offer to Purchase

General

4.                                      Please describe the relationship between the Zell Entity and EGI.  We may have further comment.

In response to the Staff’s comment, we have revised the disclosure in Item 13, Schedule 13E-3, Item 3 of the Combined Schedule TO/Schedule 13E-3.

Special Factors, page 15

5.                                      Expand your disclosure on page 25 to describe in greater detail the reasons why the proposed recapitalization and spin-off were rejected in favor of the present transaction.  Your discussion should include a specific explanation as to why you believe the current transaction is more favorable to unaffiliated shareholders than the alternative.

In response to the Staff’s comment, we have revised the disclosure in Item 5 of the Combined Schedule TO/Schedule 13E-3.

Reasons for and Fairness of the Transactions . . .., page 26

6.                                      Please note that each filing person must conduct an Item 1014(b) analysis or expressly adopt the conclusion and analyses of the party that performed such analysis in order to fulfill its disclosure obligation.  To the extent the Special Committee and the Board are relying on the analyses of Morgan Stanley and/or Merrill Lynch to satisfy any of their Item 1014 obligations, they must specifically adopt such analyses.  See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719.

In response to the Staff’s comment, we have revised the disclosure in Item 6 and Item 13, Schedule 13E-3, Items 8 of the Combined Schedule TO/Schedule 13E-3.

7.                                      Additionally, all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed.  Revise the discussion of the Special Committee’s fairness determination to address all of these factors or to explain why the Special Committee did not consider any particular valuation technique.

In response to the Staff’s comment, we have revised the disclosure in Item 6 of the Combined Schedule TO/Schedule 13E-3.

8.                                      Please expand your disclosure to describe in greater detail the factors mentioned in the last bullet on page 26, and quantify such factors to the extent possible.

In response to the Staff’s comment, we have revised the disclosure in Item 6 of the Combined Schedule TO/Schedule 13E-3.  The Company does not believe it is possible to quantify these factors, other than by referencing the financial information and projections included in the Offer to Purchase, and we have added these references in the revised disclosure.

Opinion of Special Committee’s Financial Advisor, page 31

9.                                      We refer you to your disclosure in the last paragraph on page 39.  Please quantify the additional discretionary fee the Special Committee agreed to discuss with Morgan Stanley and tell us whether such fee has been or will be paid.

In response to the Staff’s comment, we have revised the disclosure in Item 13, Schedule 13E-3, Item 9 of the Combined Schedule TO/Schedule 13E-3.

The Merger Agreement, page 51

10.                               Please disclose the anticipated Merger closing date.

In response to the Staff’s comment, we have revised the disclosure in Item 11 of the Combined Schedule TO/Schedule 13E-3.

The Tender Offer
Conditions of the Tender Offer, page 83

11.                               We note that the Tender Offer is subject to a financing condition.  It is our position that a material change in the offer occurs when the offer becomes fully financed (i.e., any financing conditions are satisfied) and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing conditions.  Please advise us of your intent in this regard.  We may have further comment.

In response to the Staff’s comment, we have revised the disclosure in Item 4 of the Combined Schedule TO/Schedule 13E-3.  The Company currently anticipates that the financing will be finalized and the Company will amend the Combined Schedule TO/Schedule 13E-3 to disclose the satisfaction of the financing condition on Thursday, May 17, 2007.

Interest of Directors and Executive Officers . . .., page 101

12.                               We note, according to your beneficial ownership chart on page 102, that the Chandler Trusts will own 20.14% of the outstanding shares after the Tender Offer.  However, your disclosure on page 98 and elsewhere in the filing states that the Chandler Trusts have agreed to tender all shares held into the Tender Offer.  Please explain.

The Company respectfully advises the Staff that, although the Chandler Trusts have agreed to tender all shares held into the Tender Offer, in the event that more than 126,000,000 shares are tendered in the Tender Offer, the Company will not accept for purchase all of the shares held by the Chandler Trusts, because the purchase of shares tendered will be subject to proration.  See “The Tender Offer — Terms of the Tender Offer — Proration.”

As described in footnote (3) to the column in the beneficial ownership chart entitled “After the Tender Offer — Percentage of Shares” on page 104 of the Offer to Purchase, the 20.14% ownership attributed to the Chandler Trusts after the Tender Offer “assumes all issued and outstanding shares of Company Common Stock . . . will be tendered in the Tender Offer resulting in each of the 5% beneficial holders listed above being limited to selling approximately 52% of the shares of Company Common Stock that it presently holds.”  In other words, because the chart assumes that all issued and outstanding shares are tendered, it also assumes that the shares tendered are prorated to the maximum extent that would be necessary in the Tender Offer.  After such proration, the Company would purchase only 52% of the shares the Chandler Trusts beneficially own, and would purchase the same 52% of all other shares.

Closing Comments

Attached to this letter are statements from each of the Company, the ESOP, Merger Sub, the Zell Entity, Zell and Sam Investment Trust acknowledging the statements requested by the Staff.

Please do not hesitate to call me at (212) 403-1221 with any questions regarding the foregoing.

Very truly yours,

/s/ Steven Rosenblum
Steven Rosenblum

Attachments

cc:           Crane H. Kenney (Tribune Company)

Thomas A. Cole (Sidley Austin LLP)

Larry A. Barden (Sidley Austin LLP)

Charles W. Mulaney, Jr. (Skadden, Arps, Slate, Meagher & Flom, LLP)

Richard C. Witzel, Jr. (Skadden, Arps, Slate, Meagher & Flom, LLP)

Joseph P. Gromacki (Jenner & Block LLP)

Charles R. Smith (K&L Gates)

Mark W. Hianik Vice President/Assistant General Counsel & Assistant Secretary 312/222-4303	Tribune Company 435 North Michigan Avenue Chicago, Illinois 60611 fax: 312/222-4206 e-mail: mhianik@tribune.com

May 16, 2007

Adé K. Heyliger
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:	Tribune Company
Schedule TO-I filed April 25, 2007
Amendment Nos. 1, 2, 3, 4 and 5 to Schedule TO-I, Filed April 26, April 27,
May 1, May 4 and May 11, 2007, respectively 005-34531

Dear Mr. Heyliger:

This letter is sent in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in their letter of May 11, 2007 (the “Comment Letter”) to Mr. Steven Rosenblum in respect of the Company’s above-referenced Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO, as amended (the “Schedule TO”).

The Company acknowledges, in connection with the Schedule TO, the following:

1. That the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Schedule TO; and

3. That the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

TRIBUNE COMPANY

By:	/s/ Mark W. Hianik
	Name:	Mark W. Hianik
	Title:	Vice President, Assistant General
Counsel and Assistant Secretary

GreatBanc Trust Company
1301 West 22nd Street
Suite 800
Oak Brook, IL 60523

May 16, 2007

VIA EDGAR

Adé K. Heyliger
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:                             Tribune Company
Schedule TO-I
Filed April 25, 2007
Amendment Nos. 1, 2, 3, 4 and 5 to Schedule TO-I
Filed April 26, April 27, May 1, May 4
and May 11, 2007, respectively 005-34531

Dear Mr. Heyliger:

This letter is sent by GreatBanc Trust Company, solely in its capacity as trustee (the “Trustee”) of the Tribune Company Employee Stock Ownership Trust and the Tribune Company Employee Stock Ownership Plan (the “ESOP”), in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in their letter of May 11, 2007 (the “Comment Letter”) to Mr. Steven Rosenblum in respect of Tribune Company’s above-referenced Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO, as amended (the “Schedule TO”).

The ESOP acknowledges, in connection with the Schedule TO, the following:

1.             That the ESOP is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

Adé K. Heyliger
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
May 16, 2007

2.             That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Schedule TO; and

3.             That the ESOP may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please do not hesitate to call me at (630) 572-5121 with any questions regarding the foregoing.

TRIBUNE COMPANY EMPLOYEE STOCK OWNERSHIP PLAN

By:	GreatBanc Trust Company, as Trustee

By:	/s/ Marilyn H. Marchetti
Name:	Marilyn H. Marchetti
Title:	Senior Vice President

cc: Charles R. Smith

Tesop Corporation
1301 West 22nd Street
Suite 800
Oak Brook, IL  60523

May 16, 2007

VIA EDGAR

Adé K. Heyliger

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:	Tribune Company
Schedule TO-I
Filed April 25, 2007
Amendment Nos. 1, 2, 3, 4 and 5 to Schedule TO-I
Filed April 26, April 27, May 1, May 4
and May 11, 2007, respectively 005-34531

Dear Mr. Heyliger:

This letter is sent by Tesop Corporation (“Merger Sub”), a Delaware corporation wholly-owned by the Tribune Company Employee Stock Ownership Plan, in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in their letter of May 11, 2007 (the “Comment Letter”) to Mr. Steven Rosenblum in respect of Tribune Company’s above-referenced Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO, as amended (the “Schedule TO”).

Merger Sub acknowledges, in connection with the Schedule TO, the following:

1.             That Merger Sub is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

2.             That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Schedule TO; and

Adé K. Heyliger
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
May 16, 2007

3.             That Merger Sub may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*      *      *      *

Please do not hesitate to call me at (630) 572-5121 with any questions regarding the foregoing.

TESOP CORPORATION

By:	/s/ Marilyn H. Marchetti
Name:	Marilyn H. Marchetti
Title:	President

cc:   Charles R. Smith

May 16, 2007

VIA EDGAR

Adé K. Heyliger
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:	Tribune Company
Schedule TO-I
Filed April 25, 2007
Amendment Nos. 1, 2, 3, 4 and 5 to Schedule TO-I
Filed April 26, April 27, May 1, May 4 and May 11, 2007, respectively
005-34531

Dear Mr. Heyliger:

Samuel Zell, EGI-TRB, L.L.C. and Sam Investment Trust (collectively, the “Zell Investors”) are submitting this letter in connection with the response of Wachtell, Lipton, Rosen & Katz, on behalf of its client Tribune Company, to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in their letter of May 11, 2007 to Mr. Steven Rosenblum in respect of Tribune Company’s above-referenced Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO, as amended (the “Filing”).

Each Zell Investor acknowledges, in connection with the Filing, the following:

1. That such Zell Investor is responsible for the adequacy and accuracy of its Schedule 13E-3 disclosure;

2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to its Schedule 13E-3 disclosure; and

3. That such Zell Investor may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Joseph P. Gromacki of Jenner & Block LLP at (312) 923-2637 with any questions regarding the foregoing.

Very truly yours,

SAMUEL ZELL

/s/ Samuel Zell

EGI-TRB, L.L.C.

By:	/s/ Philip G. Tinkler
Name:	Philip G. Tinkler
Title:	Vice President

SAM INVESTMENT TRUST

By:	Chai Trust Company, LLC
Its:	Trustee

	By:	/s/ Donald J. Liebentritt
Name: Donald J. Liebentritt
Title: President

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